ROGERS WIRELESS COMMUNICATIONS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of shareholders of Rogers Wireless Communications Inc. (the “Corporation”) will be held at the Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario, Canada on Friday, May 30, 2003 at 11:00 a.m. (Toronto time). The Meeting will be held for the following purposes:

1.	to receive the consolidated financial statements of the Corporation and its subsidiaries for the fiscal year ended December 31, 2002, together with the auditors’ report thereon;

2.	for holders of Class A Multiple Voting Shares, to elect 13 directors of the Corporation and for holders of Class B Restricted Voting Shares, to elect 3 directors of the Corporation;

3.	for holders of Class A Multiple Voting Shares, to appoint auditors and authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly come before the meeting and any adjournment thereof.

     A Management Proxy Circular and form of proxy accompany this Notice of Meeting.

NOTES:

(1)	At the Meeting, only holders of the Corporation’s Class A Multiple Voting Shares and Class B Restricted Voting Shares are entitled to vote.

(2)	A copy of the Corporation’s 2002 Annual Report containing the consolidated financial statements of the Corporation and its subsidiaries for the fiscal year ended December 31, 2002, and the auditors’ report thereon, accompanies this Notice of Meeting.

(3)	Shareholders who are unable to attend the Meeting are kindly requested to specify on the appropriate enclosed form of proxy the manner in which the shares represented thereby are to be voted and are requested to sign, date and return the same in the envelope provided for that purpose.

(4)	Shareholders should take notice that the Articles of the Corporation impose certain restrictions on the issue and transfer of the Corporation’s shares and the exercise of voting rights. These restrictions are detailed under the heading “Restrictions on the Transfer, Voting and Issue of Shares” in the accompanying Management Proxy Circular.

(5)	On peut obtenir le texte français de cette circulaire d’information au siège social de la compagnie situé au 600 de Maisonneuve ouest, Montréal, Québec, H3A 3J2, ou en téléphonant (514) 340-2060. Le texte français sera aussi disponible à l’assemblée.

DATED at Toronto, Ontario, this 25th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS
DAVID P. MILLER, Secretary

ROGERS WIRELESS COMMUNICATIONS INC.

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 30, 2003

SOLICITATION OF PROXIES

     This Management Proxy Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Rogers Wireless Communications Inc. (the “Corporation”) for use at the Annual Meeting of Shareholders of the Corporation (the “Meeting”) to be held on Friday, May 30, 2003, at the time and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment or postponement thereof. Holders of Class A Multiple Voting Shares and Class B Restricted Voting Shares who are unable to be present at the Meeting are requested to complete, sign, date and return the enclosed form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number (416) 263-9524 (within the Toronto area) or 1-866-249-7775 (outside the Toronto area) by 4:30 p.m. (Toronto time) on Thursday, May 29, 2003. An addressed envelope with postage prepaid accompanies this Information Circular and may be used for such purpose. The Corporation will bear the cost of solicitation on behalf of management of proxies in the form furnished herewith. The solicitation will be primarily by mail. However, proxies may be solicited by telephone or personally by directors, officers or designated agents of the Corporation. The Corporation will, upon request, reimburse broker-dealers, banks, custodians, nominees and other fiduciaries for their reasonable expenses incurred in forwarding proxy material to beneficial owners of the Corporation’s shares.

APPOINTMENT OF PROXIES

     The persons named in the accompanying form of proxy are Edward S. Rogers, O.C. (the Chairman of the Corporation), Edward Rogers and Melinda Rogers, each of whom, other than Melinda Rogers, is a director of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent such shareholder at the Meeting may do so by either inserting such person’s name in the blank space provided in the form of proxy or by completing another appropriate form of proxy and, in either case, delivering the completed form of proxy, at any time up to 4:30 p.m. (Toronto time) on Thursday, May 29, 2003, to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number (416) 263-9524 (within the Toronto area) or 1-866-249-7775 (outside the Toronto area), or if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays or holidays) before the time the adjourned or postponed Meeting is to be reconvened or held.

NON-REGISTERED SHAREHOLDERS

     Only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited).

     In accordance with the requirements of applicable securities law, the Corporation has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy, and the 2002 Annual Report (collectively, the “meeting materials”) to depositories and intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will either:

A.	receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the intermediary on the voting instruction form (which may in some cases permit completion of the voting instruction form by telephone or through the Internet); or

B.	be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above.

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

REVOCATION

     The appropriate form of proxy must be signed by the shareholder, or by his or her attorney authorized in writing, and should be dated with the date on which it is executed. A registered shareholder who has given a proxy may revoke it by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada by 4:30 p.m. (Toronto time) on Thursday, May 29, 2003;

(b)	depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c)	in any other manner provided by law or by the Articles of the Corporation.

     The revocation of a proxy will not affect any matter on which a vote has been taken before the revocation. A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

EXERCISE OF DISCRETION

     Nominees named in the accompanying form of proxy will vote or withhold from voting the Class A Multiple Voting Shares or Class B Restricted Voting Shares represented thereby, as the case may be, on any ballot that may be called for in accordance with the shareholder’s instructions (provided such instructions are certain) and if such shareholder has specified a choice with respect to any matter to be acted on at the Meeting, the shares will be voted accordingly. In the absence of such instructions, the shares will be voted (i) in favour of the election of the directors named in this Information Circular under the heading “Election of Directors”; and (ii) in favour of the appointment of the auditors named in this Information Circular and the authorization for the directors to fix the remuneration of the auditors. The Class A Multiple Voting Shares will be voted separately in favour of the election of the 13 directors named in this Information Circular under the heading “Election of Directors by Holders of Class A Multiple Voting Shares”. The Class B Restricted Voting Shares will be voted separately in favour of the election of the 3 directors named in this Information Circular under the heading “Election of Directors by Holders of Class B Restricted Voting Shares”. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to voting on amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the time of printing this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting but if any such amendments, variations or other matters are properly brought before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their discretion.

SHARES ENTITLED TO BE VOTED AT THE MEETING

     The authorized capital of the Corporation consists of: (i) an unlimited number of Class A Multiple Voting Shares, without par value; (ii) an unlimited number of Class B Restricted Voting Shares, without par value; and (iii) an unlimited number of First Preferred Shares, issuable in series, without par value. As of April 1, 2003, 90,468,259 Class A Multiple Voting Shares and 51,271,683 Class B Restricted Voting Shares are issued and outstanding. The Class A Multiple Voting Shares are convertible at any time into Class B Restricted Voting Shares.

     Holders of the Class A Multiple Voting Shares are generally entitled to ten votes per share. Holders of the Class B Restricted Voting Shares are generally entitled to one vote per share other than with respect to the election of directors and the appointment of auditors, and are entitled, voting separately as a class, to elect three directors of the Corporation.

     Each holder of outstanding Class A Multiple Voting Shares or Class B Restricted Voting Shares of record as at the close of business on April 21, 2003, the record date established for notice of the Meeting and for voting in respect of the Meeting, will be given notice of and will be entitled to vote at the Meeting (subject to the Articles of the Corporation which provide that holders of Class B Restricted Voting Shares shall not vote on the appointment of auditors or the election of directors, other than the three directors to be elected as a class by such holders), in person or by proxy, the number of shares of record held by such shareholder on the record date. Rogers Communications Inc. (“RCI”) and JVII General Partnership (which together, own all of the issued and outstanding Class A Multiple Voting Shares — see below under the heading “Principal Holders of Shares of the Corporation”) have each agreed, subject to certain exceptions not currently applicable, not to vote any Class B Restricted Voting Shares they hold or control on the election of the three directors to be elected by the holders of the Class B Restricted Voting Shares voting separately as a class.

Principal Holders of Shares of the Corporation

     To the knowledge of the directors and officers of the Corporation, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding voting shares of the Corporation are: (i) RCI, a corporation controlled by Edward S. Rogers, O.C., and certain corporations owned or controlled directly or indirectly by him and trusts for the benefit of Mr. Rogers and his family; and (ii) JVII General Partnership, a general partnership, all of the interests of which are owned, directly or indirectly, by AT&T Wireless Services, Inc. (“AWS”). RCI, directly and indirectly, beneficially owns or controls, as of April 1, 2003, 62,820,371 Class A Multiple Voting Shares of the Corporation, representing 69.4% of the issued and outstanding Class A Multiple Voting Shares and 16,317,644 Class B Restricted Voting Shares, representing 31.8% of the issued and outstanding Class B Restricted Voting Shares, which together represent 67.4% of the total votes attached to all voting shares of the Corporation currently issued and outstanding. JVII General Partnership beneficially owns or controls, as of April 1, 2003, 7,647,888 Class A Multiple Voting Shares of the Corporation, representing 30.6% of the issued and outstanding Class A Multiple Voting Shares and 20,946,284 Class B Restricted Voting Shares, representing 40.9% of the issued and outstanding Class B Restricted Voting Shares, which together represent 31.1% of the total votes attached to all voting shares of the Corporation currently issued and outstanding.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

     The total number of directors to be elected at the Meeting is 16. The persons designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set out below. The Articles of the Corporation provide that holders of Class B Restricted Voting Shares shall be entitled to elect three directors of the Corporation, voting separately as a class, and that the holders of Class A Multiple Voting Shares voting as a class, shall elect the remaining directors. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until his or her successor is duly elected at the next annual meeting of the shareholders of the Corporation or unless, prior thereto, he or she resigns or his or her office becomes vacant by reason of death or other cause under applicable law. The Board of Directors has a number of committees, including an Executive Committee and an Audit Committee. The members of such committees and other committees are identified by notes following their names.

Election of Directors by Holders of Class A Multiple Voting Shares

     The following table states the names of all the persons proposed to be nominated for election as directors by the holders of Class A Multiple Voting Shares, their principal occupations or employments and other positions and offices with the Corporation or any of its significant affiliates now held by them, their periods of service as directors of the Corporation, the number of Class A Multiple Voting Shares and Class B Restricted Voting Shares of the Corporation and Class A Voting Shares and Class B Non-Voting Shares of RCI, the Corporation’s holding body corporate, beneficially owned or over which control or direction is exercised by each of them as of April 1, 2003 and the approximate number of Directors’ Deferred Share Units of the Corporation credited to the account of such person as at April 1, 2003 (see description of the Directors’ Deferred Share Unit Plan under “Other Information — Compensation of Directors” in this Information Circular).

				Class A	Class B			Directors'
		Principal Occupation		Multiple	Restricted			Deferred
		and Position with the		Voting	Voting	Class A	Class B	Share Units
		Corporation and	Director	Shares of the	Shares of the	Voting Shares	Non-Voting	of the
	Name	Significant Affiliates	Since	Corporation	Corporation	of RCI	Shares of RCI	Corporation

	LEWIS M.	Executive Vice-	2001	Nil	Nil	Nil	Nil	Nil
(LEWIS) M.	CHAKRIN	President, Corporate
CHAKRIN PHOTO)		Strategy and Business
	(2)(3)(7)(8)	Development, AT&T
Wireless Services,
Inc. (wireless
communications)

Lewis M. Chakrin, 55, resides in Mendham, New Jersey, and has been a director of the Corporation since October, 2001. Mr. Chakrin is Executive Vice-President, Corporate Strategy and Business Development AT&T Wireless Services, Inc. Mr. Chakrin joined Bell Labs in 1969 and served as a supervisor in the Operations Research Group and the Network Architecture Planning Group. He joined AT&T Corporate Headquarters in 1982 and served in various capacities including Vice-President, Business Sales Division, Strategic Planning Vice-President, International Communications Services, Vice-President, Personal Communications Services, Vice-President Business Development and Corporate Strategy and Vice-President, Consumer Product Management. Mr. Chakrin holds a M.Sc. in Operations Research, Columbia University, and an M.B.A. and Ph.D. in Finance, New York University’s Graduate School of Business.

	H. GARFIELD	National Chairman, law	1992	Nil	1,000	Nil	3,265	Nil
	EMERSON,	firm of Fasken
(H. GARFIELD	Q.C.	Martineau DuMoulin;
EMERSON PHOTO)		Chairman of RCI and
	(2)(3)(4)(5)(6)(7)	Deputy Chairman of the
		Corporation

H. Garfield Emerson, Q.C., 62, resides in Toronto, Ontario and has been a director of the Corporation since April, 1992 and Deputy Chairman of the Board since May, 2002. Mr. Emerson is also a director of the Canada Deposit Insurance Corporation, CAE Inc., Wittington Investments, Limited, Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is also Chair of the Sunnybrook & Women’s Foundation. Mr. Emerson joined Fasken Martineau DuMoulin in August, 2001 as senior partner and National Chairman of the firm and leader of the firm’s mergers and acquisitions practice. Mr. Emerson joined the Rothschild International Investment Bank in 1990 and, from 1990 to 2001, served as President and Chief Executive Officer of NM Rothschild & Sons Canada Limited. Prior to this, Mr. Emerson served as a senior partner with Davies, Ward & Beck from 1969 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

	TIMOTHY	Vice President,	2001	Nil	Nil	Nil	Nil	Nil
(TIMOTHY FINNEGAN	FINNEGAN	Partnership Marketing,
PHOTO)		AT&T Wireless
	(5)(8)	Services, Inc.
		(wireless
		communications)

Timothy Finnegan, 47, resides in Huntington, Long Island, and has been a director of the Corporation since October, 2001. Mr. Finnegan is Vice-President, Partnership Marketing, AT&T Wireless Services, Inc. and has served in various capacities with that company, including Vice President, Business Sales. Prior to joining AT&T Wireless Services, Inc., Mr. Finnegan served with AT&T and Manufacturers Hanover Trust Company, New York, in a variety of sales, marketing and operations positions. Mr. Finnegan holds a B.A. (Economics), Fairfield University, and an M.B.A., Fordham University.

	ALBERT GNAT,	Senior partner in law	1991	Nil	1,000	700	30,827	916.18
(ALBERT GNAT	Q.C.	firm of Lang Michener
PHOTO)	(4)

Albert Gnat, Q.C., 64, resides in Caledon, Ontario and has been a director of the Corporation since May, 1991. Mr. Gnat is a senior partner in the law firm of Lang Michener. Mr. Gnat is also a director of Rogers Communications Inc., Rogers Cable Inc., AXA Insurance Group of Companies, CCL Industries Inc., Enghouse Systems Limited, IKEA Limited, Leitch Technology Corporation, SCOR Canada Reinsurance Company, Slater Steel Inc. and Vitran Corporation Inc. Mr. Gnat holds an Honours B.A. (Political Science and Economics), and an LL.B., University of Toronto. He was called to the Bar of Ontario in 1967 and appointed Queen’s Counsel in 1984.

				Class A	Class B			Directors'
		Principal Occupation		Multiple	Restricted			Deferred
		and Position with the		Voting	Voting	Class A	Class B	Share Units
		Corporation and	Director	Shares of the	Shares of the	Voting Shares	Non-Voting	of the
	Name	Significant Affiliates	Since	Corporation	Corporation	of RCI	Shares of RCI	Corporation

	THOMAS IAN	Chairman and Chief	1991	Nil	1,000	254,200	9,800	1,164.80
(THOMAS IAN HULL	HULL	Executive Officer, The
PHOTO)		Hull Group Inc.
	(3)(4)(5)(7)	(insurance)

Thomas I. Hull, 71, resides in Toronto, Ontario and has been a director of the Corporation since May, 1991. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies. Mr. Hull is also a director of Rogers Communications Inc., Rogers Media Inc. and Rogers Telecommunications Limited Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

	NADIR H. MOHAMED,	President and Chief	2001	Nil	Nil	Nil	Nil	Nil
(NADIR H. MOHAMED	C.A.	Executive Officer of
PHOTO)		the Corporation
(3)

Nadir H. Mohamed, 47, resides in Toronto, Ontario, and has been a director of the Corporation since June, 2001. Mr. Mohamed is President and Chief Executive Officer of the Corporation. Prior to joining the Corporation, Mr. Mohamed served as Senior Vice-President, Marketing and Sales, Telus Communications Inc., held several senior financial, strategic business development and operational management positions at both BC Tel and BC Tel Mobility and served as President and Chief Operating Officer, BC Tel Mobility. Mr. Mohamed is a director of Sierra Wireless, Inc. Mr.

Mohamed holds an undergraduate degree from the University of British Columbia and received his C.A. designation in 1980.

	THE HONOURABLE	Senior partner in law	1991	Nil	2,000	Nil	1,000	1,715.84
(DAVID ROBERT	DAVID ROBERT	firm of Cassels Brock
PETERSON PHOTO)	PETERSON,	& Blackwell
P.C., Q.C.
(2)

The Hon. David R. Peterson, P.C., Q.C., 59, resides in Toronto, Ontario and has been a director of the Corporation since May, 1991. Mr. Peterson is a senior partner and Chairman of Cassels Brock & Blackwell LLP, Chairman of Cassels•Pouliot•Noriega, an international affiliation of Toronto, Montreal and Mexico City law firms and an adjunct professor at York University. Mr. Peterson was elected as a Member of the Ontario Legislature in 1975 and became the Leader of the Ontario Liberal party in 1982. He served as Premier of Ontario between 1985 and 1990. Mr. Peterson is also a director of a number of boards that includes Ivanhoe Cambridge Shopping Centres Limited, Rogers Communications Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

				Class A	Class B			Directors’
		Principal Occupation		Multiple	Restricted			Deferred
		and Position with the		Voting	Voting	Class A	Class B	Share Units
		Corporation and	Director	Shares of the	Shares of the	Voting Shares	Non-Voting	of the
	Name	Significant Affiliates	Since	Corporation	Corporation	of RCI	Shares of RCI	Corporation

	JORDAN M. RODERICK	President,	2000	Nil	Nil	Nil	Nil	Nil
(JORDAN M.		International, AT&T
RODERICK PHOTO)	(3)(4)(6)(7)(8)	Wireless Services,
Inc. (wireless
communications)

Jordan Roderick, 45, resides in Redmond, Washington and has been a director of the Corporation since April, 2000. Mr. Roderick is President, International, AT&T Wireless Services, Inc. Prior to his current position, Mr. Roderick was Executive Vice-President Wireless Technology and Products and served in a variety of roles with LIN, McCaw Cellular and AT&T Wireless Services, Inc., including Executive Vice-President, Cellular One in New York and Vice-President, Products Development, AT&T Wireless Services, Inc. Mr. Roderick serves as a director of Rogers Wireless Inc., Rohn Industries, Far EasTone Telecommunications, Ltd. (Taipei, Taiwan) and PrairieComm, Inc. Mr. Roderick holds a B.A. and M.B.A. from Dartmouth.

	EDWARD SAMUEL	Chairman of the Corporation	1991	62,820,371	16,317,644	51,116,099	18,816,463	Nil
(EDWARD SAMUEL	ROGERS, O.C.
ROGERS PHOTO)	(1)(3)(5)(6)(7)

Edward S. Rogers, O.C., 69, resides in Toronto, Ontario and has been Chairman of the Corporation since May, 1991. Mr. Rogers is also President and Chief Executive Officer of Rogers Communications Inc. He also serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, the Toronto Dominion Bank, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

	EDWARD ROGERS	President and Co-	1999	Nil	1,000	1,000	40,000	Nil
(EDWARD ROGERS	(3)(6)(7)(9)	Chief Executive
PHOTO)		Officer, Rogers Cable
Inc.

Edward S. Rogers, 33, resides in Toronto and has been a director of the Corporation since September, 1999. Mr. Rogers is President and Co-Chief Executive Officer of Rogers Cable Inc. Mr. Rogers also serves as a director of Rogers Wireless Communications Inc., Rogers Media Inc. and Futureway Communications Inc. From 1993 to 1996 he worked for Comcast Corporation, Philadelphia and has served as Vice-President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc., Vice-President and General Manager, GTA, Rogers Cable Inc. and Senior Vice-President, Planning and Strategy, Rogers Communications Inc. Mr. Rogers holds a B.A., University of Western Ontario.

				Class A	Class B			Directors’
		Principal Occupation		Multiple	Restricted			Deferred
		and Position with the		Voting	Voting	Class A	Class B	Share Units
		Corporation and	Director	Shares of the	Shares of the	Voting Shares	Non-Voting	of the
	Name	Significant Affiliates	Since	Corporation	Corporation	of RCI	Shares of RCI	Corporation

	LORETTA ANNE	Company Director	—	Nil	1,000	1,000	4,265	Nil
(LORETTA ANNE	ROGERS
ROGERS PHOTO)	(9)

Loretta A. Rogers, 64, resides in Toronto, Ontario. Mrs. Rogers serves as a director of Rogers Communications Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami, and an honourary Doctorate of Laws, University of Western Ontario.

	G. MICHAEL	Executive Vice	2002	Nil	Nil	Nil	Nil	Nil
(G. MICHAEL	SIEVERT	President and Chief
SIEVERT PHOTO)	(5)(8)	Marketing Officer,
AT&T Wireless
Services, Inc.
(wireless
communications)

G. Michael Sievert, 33, resides in Yarrow Point, Washington and has been a director of the Corporation since October, 2002. Mr. Sievert is Executive Vice-President and Chief Marketing Officer, AT&T Wireless Services, Inc. , a position he has held since March, 2002. Previously, Mr. Sievert served as Chief Marketing and Sales Officer, E*TRADE Group, Inc. and has held executive positions with IBM and Proctor & Gamble. Mr. Sievert holds a B.Sc. in Economics, The Wharton School, University of Pennsylvania.

	JOHN CHRISTOPHER	Chairman, Rogers	—	Nil	Nil	Nil	2,665	Nil
(JOHN CHRISTOPHER	COUNSEL WANSBROUGH	Telecommunications
PHOTO)		Limited (holding
company)

J. Christopher C. Wansbrough, 71, resides in Toronto, Ontario. Mr. Wansbrough is Chairman, Rogers Telecommunications Limited and has held that position since December, 1997. Mr. Wansbrough serves as a director of Rogers Communications Inc., Rogers Cable Inc., Rogers Media Inc., The Independent Order of Foresters and United Corporations Ltd. Mr. Wansbrough also served as President of National Trust Company and Chairman of the Board of Omers Realty Corporation. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

NOTES:

(1)	Details of these and other holdings are described above under the heading “Principal Holders of Shares of the Corporation”.

(2)	Denotes member of the Audit Committee of the Corporation.

(3)	Denotes member of Executive Committee of the Corporation.

(4)	Denotes member of Compensation Committee of the Corporation.

(5)	Denotes member of Nominating and Corporate Governance Committee of the Corporation.

(6)	Denotes member of Technology Committee of the Corporation.

(7)	Denotes member of Finance Committee of the Corporation.

(8)	In 1999, the Corporation, RCI and JVII General Partnership entered into a number of agreements, including a shareholders’ agreement which provides for, among other things, the grant by RCI of certain governance rights in favour of JVII General Partnership with respect to the Corporation so long as JVII General Partnership holds at least 20% of the equity shares of the Corporation, including the ability to nominate four directors to the Board of Directors of the Corporation. Messrs. Chakrin, Finnegan, Roderick and Sievert have been nominated for election as directors pursuant to the shareholders’ agreement.

(9)	Loretta Anne Rogers is the spouse of Edward S. Rogers. Edward Rogers is the son of Edward S. Rogers and Loretta Anne Rogers.

     Except for Loretta Anne Rogers and John Christopher Counsel Wansbrough, all nominees listed in the table above are now directors of the Corporation and have been directors since the dates indicated above. Information as to shares beneficially owned by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

Election of Directors by Holders of Class B Restricted Voting Shares

     The following table states the names of all the persons proposed to be nominated for election as directors by the holders of Class B Restricted Voting Shares, their principal occupations or employments, their periods of service as directors of the Corporation, the number of Class A Multiple Voting Shares and Class B Restricted Voting Shares of the Corporation and Class A Voting Shares and Class B Non-Voting Shares of RCI, the Corporation’s holding body corporate, beneficially owned or controlled by each of them as of April 1, 2003 and the approximate number of Directors’ Deferred Share Units of the Corporation credited to the account of such person as at April 1, 2003:

				Class A	Class B			Directors’
				Multiple	Restricted	Class A		Deferred
		Principal Occupation and		Voting	Voting	Voting	Class B	Share Units
		position with the Corporation	Director	Shares of the	Shares of the	Shares	Non-Voting	of the
	Name	and Significant Affiliates	Since	Corporation	Corporation	of RCI	Shares of RCI	Corporation

	GEORGE ALFRED	President, Four Halls Inc	1991	Nil	2,000	7,000	20,000	3,965.11
(GEORGE ALFRED	FIERHELLER(1)(2)	(investment and consulting)
FIERHELLER PHOTO)

George A. Fierheller, 69, resides in Toronto, Ontario, and has been a director of the Corporation since May, 1991. Mr. Fierheller is President, Four Halls Inc. and served with IBM prior to founding Systems Dimensions Limited in 1968. Mr. Fierheller was appointed President and Chief Executive Officer, Premier Cablesystems Limited in 1979, Vice-Chairman of the merged Rogers Cablesystems Inc. in 1980 and Chairman and Chief Executive Officer of Rogers Wireless Mobile Communications Inc. in 1989. Mr. Fierheller serves as a director of Ontario Exports Inc., The Canadian Institute for Advanced Research, Extendicare Inc., GBC North America Growth Fund Inc., Sierra Systems Group Inc., Telesystem International Wireless Inc. and is an Honourary Director of Smart Toronto. Mr. Fierheller holds an Honours Degree (Political Science and Economics), University of Toronto, 1955. Mr. Fierheller was appointed a Member of The Order of Canada in 2000.

	JAMES C.	President, C.G. James &	1992	Nil	5,000	Nil	Nil	Nil
(JAMES C. GRANT	GRANT(3)	Associates (consulting)
PHOTO)

James C. Grant, 66, resides in Oakville, Ontario, and has been a director of the Corporation since April, 1992. Mr. Grant is President, C.G. James & Associates. Previously, Mr. Grant held senior positions with the Royal Bank of Canada, including Deputy Head of the Retail Division responsible for Strategic Planning and Executive Vice-President, Systems and Technology. Mr. Grant serves as a director of Canadian Information Productivity Awards Ltd. (Canada), Object Resources Inc. (U.S.A.) and Secure Electrans Limited (U.K.). Mr. Grant represented Canada in a number of international associations including the Business Industry Advisory Committee to the O.E.C.D., the International Chamber of Commerce on Information Systems and the Telecommunications and Computer Services Sectoral Advisory group on International Trade, Government of Canada (NAFTA). Mr. Grant holds a B.Eng., Technical University of Nova Scotia.

				Class A	Class B			Directors’
				Multiple	Restricted	Class A		Deferred
		Principal Occupation and		Voting	Voting	Voting	Class B	Share Units
		position with the Corporation	Director	Shares of the	Shares of the	Shares	Non-Voting	of the
	Name	and Significant Affiliates	Since	Corporation	Corporation	of RCI	Shares of RCI	Corporation

	PIERRE L.	President and Chief Executive	1991	Nil	1,000	Nil	Nil	Nil
(PIERRE L.	MORRISSETTE(1)(4)	Officer, Pelmorex Inc.
MORRISSETTE		(broadcasting)
PHOTO)

Pierre L. Morrissette, 56, resides in Oakville, Ontario and has been a director of the Corporation since May, 1991. Mr. Morrissette serves as Chairman, President and Chief Executive Officer of Pelmorex Inc. Mr. Morrissette previously served as President and Chief Executive Officer, Canadian Satellite Communications Inc., Chairman and Chief Executive Officer, CI Cable Systems, Senior Vice-President and Chief Financial Officer, Telemedia Communications Inc., President, Gasbeau Investments and President, Telemedia Enterprises. Mr. Morrissette serves on the Advisory Boards of The Richard Ivey School of Business and Meteorological Services of Canada. Mr. Morrissette holds a B.A. (Economics), Loyola of Montreal, and an M.B.A., University of Western Ontario.

NOTES:

(1)	Denotes member of the Audit Committee of the Corporation.

(2)	Denotes member of the Compensation Committee of the Corporation.

(3)	Denotes member of the Technology Committee of the Corporation.

(4)	Mr. Morrissette is the controlling shareholder of Pelmorex Inc. (“Pelmorex”), a broadcasting company whose most important asset is The Weather Network, a Canadian specialty programming service. Rogers Cable Inc., a company affiliated with the Corporation, distributes The Weather Network as part of its basic cable television service. Pursuant to Canadian Radio-television and Telecommunications Commission regulations, Rogers Cable Inc. is not permitted to distribute The Weather Network as a discretionary service without The Weather Network’s written consent. Distribution arrangements have been covered by an Affiliation Agreement between Rogers Cable Inc. and The Weather Network similar to agreements entered into between The Weather Network and other cable companies. In 2002, Rogers Cable Inc. paid $6,127,600 to Pelmorex for distribution of The Weather Network, which represented approximately 15% of the total revenues for Pelmorex.

     All nominees listed in the table above are now directors of the Corporation and have been directors since the dates indicated above. Information as to shares beneficially owned by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

APPOINTMENT AND REMUNERATION OF AUDITORS

     The persons named in the enclosed form of proxy intend to vote for the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. KPMG LLP has served as auditors of the Corporation since 1991. Only holders of Class A Multiple Voting Shares are entitled to vote on the appointment of auditors. The resolution appointing KPMG LLP as the auditors and authorizing the directors to fix their remuneration will be passed if a majority of the votes cast is in favour of such resolution.

     The aggregate fees for professional services rendered by KPMG LLP to the Corporation and its subsidiaries during the year ended December 31, 2002 were $544,610. These fees were comprised of: (i) audit fees of $388,000 for the annual audit of the financial statements of the Corporation and its subsidiaries; (ii) audit related services fees of $109,800; and (iii) taxation services fees of $46,810. Audit related services include services related to regulatory audits and reviews of securities filings. Taxation services include advice with respect to taxation matters and services related to income tax filings.

RESTRICTIONS ON THE TRANSFER, VOTING AND ISSUE OF SHARES

Restrictions

     In order to ensure that the Corporation and any Canadian corporation in which the Corporation has a direct or indirect interest remains qualified to hold or obtain any licence required to carry on a cellular radio, PCS, paging or similar undertaking and to ensure that the Corporation and any Canadian corporation in which the Corporation has an interest is not in breach of any applicable prescribed law of Canada or a province or any licences issued to it or to any Canadian subsidiary, associate or affiliate of it under such law, the Articles of the Corporation impose certain restrictions on the issue and transfer of the Corporation’s shares and the exercise of voting rights attached thereto. A copy of the full text of such constraints may be obtained from the Secretary of the Corporation.

     The cellular, PCS and paging licenses held by the Corporation’s wholly owned subsidiary, Rogers Wireless Inc., include a condition requiring the licensed carrier company to comply with the ownership restrictions set out in the Telecommunications Act and the Radiocommunication Act. A maximum level of 20% of the issued voting shares of the licensed carrier company may be owned by persons who are not Canadians. In addition, at least 80% of the members of the board of directors of the licensed carrier company must be Canadian. Pursuant to regulations promulgated under the Telecommunications Act and the Radiocommunication Act, a parent holding corporation (such as the Corporation) may have up to 33 1/3% of its voting shares owned by non-Canadians. Neither the licensed carrier company nor the parent corporation can be otherwise controlled by non-Canadians.

     The Corporation is required to limit the ownership of the Corporation’s voting shares, which include only the Class A Multiple Voting Shares, by persons who are not Canadians to a maximum of 33 1/3% of total issue. The Class B Restricted Voting Shares are not voting shares for the purposes of the Telecommunications Act and the Radiocommunication Act. Accordingly, the issue and transfer of the Class B Restricted Voting Shares is not constrained by the Articles. However, the Corporation will apply the constraints in the Articles to ensure that no more than 33 1/3% of the Class A Multiple Voting Shares are beneficially owned by non-Canadians.

     On November 19, 2002, the Minister of Industry announced that the Government of Canada would review the restrictions on foreign ownership applicable to the telecommunications sector. In February, 2003, Rogers Wireless Inc., the Corporation’s direct subsidiary, appeared before the Parliamentary Standing Committee on Industry, Science and Technology and filed a brief in support of elimination of the restrictions. It is not known whether the Government of Canada will decide to amend the telecommunications legislation to relax or eliminate the restrictions on wireless carriers such as Rogers Wireless Inc.

TAKE-OVER BID PROTECTION FOR CLASS B RESTRICTED VOTING SHARES

     Under applicable Canadian law, an offer to purchase Class A Multiple Voting Shares would not necessarily require that an offer be made to purchase Class B Restricted Voting Shares. In compliance with the rules of the Canadian stock exchanges, RCI and JVII General Partnership, being the holders of all of the outstanding Class A Multiple Voting Shares (the “Multiple Voting Shareholders”), have each entered into agreements (the “Trust Agreements”) with CIBC Mellon Trust Company (the “Trustee”) and the Corporation in order to provide the holders of the Class B Restricted Voting Shares with certain rights in the event of a take-over bid for Class A Multiple Voting Shares. A take-over bid, generally defined, is an offer to acquire outstanding equity or voting shares where, as a result thereof, the offeror would own more than 20% of the shares of the class.

     The Trust Agreements operate by reference to Ontario securities legislation in effect from time to time and, based upon the application of existing Ontario securities legislation, would prevent the sale of Class A Multiple Voting Shares owned, directly or indirectly, by the Multiple Voting Shareholders pursuant to a take-over bid, at a price per share in excess of 115% of the market price of the Class B Restricted Voting Shares as determined under such legislation (generally, the twenty day average trading price of such shares prior to a bid). This prohibition will not apply if: (a) such sale is made pursuant to an offer to purchase Class A Multiple Voting Shares made to all holders of Class A Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Class B Restricted Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for the shares tendered if no shares are purchased pursuant to the offer for Class A Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Class B Restricted Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Class A Multiple Voting Shares. The Trust Agreement entered into by RCI will not prevent certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls, or is controlled by RCI or the Corporation where the transferor and transferee are members of the Rogers Family and the sale is otherwise made in accordance with applicable law. Indirect sales within the Rogers Family between issue of Mr. Rogers (other than from parent to child) are not excluded from the operation of the Trust Agreements. The phrase “Rogers Family” is defined to mean (i) Edward S. Rogers, (ii) his spouse, (iii) any issue of Mr. Rogers, (iv) his estate, (v) any trust primarily for the issue of Mr. Rogers, spouses of such issue, Mr. Rogers himself or his spouse, and (vi) any and all corporations of which more than 90% of the voting shares and all of the participating shares are directly or indirectly owned by one or more of the foregoing. In addition, any transfer by JVII General Partnership of Class A Multiple Voting Shares to AWS, or to an affiliate of AWS or to a person or company owned 50% by each of AWS or its respective affiliates, is not prevented by the Trust Agreement entered into by JVII General Partnership provided that the transferee agrees to become a party to the Trust Agreement.

     Under the Trust Agreements, if any person acquires 20% or more of the Class B Non-Voting Shares of RCI by means of a take-over bid, such acquisition will not constitute a take-over bid for Class A Multiple Voting Shares for purposes of the Trust Agreements. In addition, if the net book value of the Corporation multiplied by RCI’s or JVII General Partnership’s percentage interest therein is not greater than 80% of the net book value of RCI or JVII General Partnership, respectively, on a consolidated basis, then, for the purposes of the Trust Agreements, a take-over bid for RCI or JVII General Partnership, respectively, will not be deemed to be a take-over bid for the Class A Multiple Voting Shares.

     Under the Trust Agreements, any disposition of shares (including a transfer to a pledgee as security) by the Multiple Voting Shareholders or any person or company which they control is conditional upon such person or company becoming a party to an agreement on substantially similar terms and conditions as are contained in the Trust Agreements.

     The Trust Agreements provide that if a person or company carries out an indirect sale in respect of any Class A Multiple Voting Shares in contravention of the Trust Agreements and, following such sale, such Class A Multiple Voting Shares are owned by the Multiple Voting Shareholder, the Multiple Voting Shareholder shall not from the time such sale becomes effective and thereafter: (a) dispose of any such Class A Multiple Voting Shares or convert them into Class B Restricted Voting Shares, in either case without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to such Class A Multiple Voting Shares except in accordance with the written instructions of the Trustee. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights thereunder and shall exercise such rights in a manner that the Trustee considers to be: (i) in the best interests of the holders of the Class B Restricted Voting Shares, other than the Multiple Voting Shareholders and holders who, in the opinion of the trustee, participated directly or indirectly in the transaction that triggered the operation of this provision; and (ii) consistent with the intentions of the Multiple Voting Shareholders and the Corporation in entering into the Trust Agreements.

     The Trust Agreements contain provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Class B Restricted Voting Shares. The obligation of the Trustee to take such action will be conditional on the Corporation or holders of the Class B Restricted Voting Shares providing such funds and indemnity as the Trustee may require. No holder of Class B Restricted Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreements unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Restricted Voting Shares after provision of reasonable funds and indemnity to the Trustee.

     The Trust Agreements provide that they may not be amended, and no provision thereof may be waived, except with the approval of at least two-thirds of the votes cast by the holders of Class B Restricted Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver which two-thirds majority shall include a simple majority of the votes cast by holders of Class B Restricted Voting Shares excluding the Shareholders and their affiliates and any persons who have an agreement to purchase Class A Multiple Voting Shares on terms which would constitute a sale for purposes of the Trust Agreements other than as permitted thereby prior to giving effect to such amendment or waiver.

     No provision of the Trust Agreements shall limit the rights of any holder of Class B Restricted Voting Shares under applicable securities legislation.

OTHER INFORMATION

Compensation of Directors

     In the year ended December 31, 2002, directors were compensated for their services with a retainer of $15,000 per annum and $1,000 per meeting attended, $1,250 per meeting attended for directors travelling more than 100 km but less than 1,000 km to the meeting and $2,000 for directors travelling more than 1,000 km to the meeting. Directors fees are not paid to directors who are also Executive Officers of the Corporation. Directors who are also directors of RCI are paid only $1,000 per meeting attended. A director who acts as Chairman of a Committee of the Board is paid an additional $5,000 per annum and receives $1,500 per meeting of such Committee attended.

     To encourage the directors to align their interests with shareholders, the Corporation implemented a Directors’ Deferred Share Unit Plan (the “DDSU Plan”) in December, 1999 applicable to the fiscal year commencing January 1, 2000 and subsequent fiscal years. Under the DDSU Plan, non-employee directors may receive all or a percentage of their total directors’ fees in the form of Directors’ Deferred Share Units (“DDSUs”), each of which has a value equal to the market value of a Class B Restricted Voting Share at the commencement of the relevant fiscal quarter. A DDSU is a bookkeeping entry credited to the account of an individual director, which cannot be converted to cash until the director ceases to be a member of the board of directors of the Corporation and its subsidiaries. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B Restricted Voting Share at the time the conversion takes place. DDSUs will attract dividends in the form of additional DDSUs at the same rate as dividends on Class B Restricted Voting Shares.

     In October, 2002, the Board of Directors passed a resolution requiring each non-employee director to acquire direct or indirect beneficial ownership of 4,000 of any combination of Class A Multiple Voting Shares, Class B Restricted Voting Shares and DDSUs during his or her term of service as a director of the Corporation, RCI, Rogers Media Inc. or Rogers Cable Inc., as the case may be.

     From time to time, the directors are granted options to participate in the stock option plans of the Corporation. Non-employee directors may receive all or a percentage of such stock options in the form of DDSUs.

     All directors are entitled, after ten years of service, to a retiring allowance on retirement from the Board in an amount equal to $20,000 plus $2,000 per year of service as a director.

Directors’ and Officers’ Liability Insurance

     Through coverage obtained by its parent, RCI, the Corporation has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Corporation. The approximate amount of the premiums allocated to the Corporation in respect of these policies on account of directors’ and officers’ liability was $242,542 for the year ended December 31, 2002. The aggregate amount of coverage under the policies in 2002 is the sum of US$50,000,000 in respect of any one policy period. By the current terms of the policy, in circumstances where a director or officer has a claim against the Corporation in respect of a loss covered by the policies, arising out of a suit(s) brought in Canada, the Corporation may claim for 100% of the loss over and above US$500,000 and in circumstances where a director or officer has a claim against the Corporation in respect of a loss covered by the policy arising out of a suit(s) brought in the United States of America, the Corporation may claim for 100% of the loss over and above US$1,000,000. In addition, where a director or officer has a claim against the insurers in respect of a loss covered by the policies, the director or officer may claim on the policy for 100% of the loss with no deductible applicable under the policies.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation earned during the last three fiscal years by the Chief Executive Officer and the Corporation’s four most highly compensated executive officers (“Named Executive Officers”) other than the Chief Executive Officer, who served as executive officers at the end of 2002.

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Awards

					Securities
				Other	Under
				Annual	Options/SARs	All Other
		Salary	Bonus	Compensation	Granted	Compensation

Name and Principal Position	Year	($)	($)	($)(1)	(#)(2)	($)(3)

N.H. MOHAMED(4)	2002	600,000	683,200	11,175	—	2,041
President and Chief Executive	2001	522,000	328,100	27,479	500,000	1,531
Officer	2000	165,000	76,000	11,475	350,000	638

R.W. BRUCE(5)	2002	350,000	558,900	8,493	—	1,191
Executive Vice President, Chief	2001	94,231	200,000	—	100,000	397
Marketing Officer and President,	2000	—	—	—	—	—
Wireless Data Services

D.C. COTTON(6)	2002	412,555	377,520	2,877	—	1,404
Former President, Ontario Region	2001	412,317	142,272	51,223	—	1,404
	2000	224,700	383,714	26,221	100,000	1,278

F. FOX	2002	360,000	256,600	5,468	—	1,225
President, Eastern Canada	2001	360,000	102,600	11,486	25,700	1,225
	2000	342,592	49,704	10,450	25,700	1,277

J. S. LOVIE(7)	2002	300,000	266,200	—	—	1,020
Executive Vice President, Sales,	2001	126,923	51,938	—	100,000	510
Service and Distribution	2000	—	—	—	—	—

NOTES:

(1)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein. The amounts quoted in this column represent the taxable benefits on interest free loans.

(2)	The stock options granted to Messrs. Mohamed, Bruce and Lovie in 2001 and Mr. Cotton in 2000 are for Class B Non-Voting Shares of RCI. The stock options granted to Messrs. Mohamed and Fox in 2000 are for Class B Restricted Voting Shares of the Corporation. The Corporation has not granted any Stock Appreciation Rights (SARs).

(3)	The amounts quoted in this column represent premiums paid by the Corporation for group term life insurance for each officer.

(4)	Mr. Mohamed joined the Corporation on August 14, 2000 and was appointed President and Chief Executive Officer of the Corporation on July 1, 2001.

(5)	Mr. Bruce joined the Corporation on September 17, 2001. The bonus paid to Mr. Bruce in 2002 includes the forgiveness of certain indebtedness in furtherance of the Corporation’s retention arrangements.

(6)	The salary and bonus amounts for Mr. Cotton represents the Canadian dollar equivalents of U.S. dollar amounts. A portion of Mr. Cotton’s bonus in 2000 was paid to him upon the commencement of his employment with the Corporation. Mr. Cotton resigned from the Corporation at the end of 2002.

(7)	Mr. Lovie joined the Corporation on July 23, 2001.

Option/SAR Grants during the Year Ended December 31, 2002

     The Corporation did not grant any stock options or stock appreciation rights to the Named Executive Officers during the last financial year.

     The following table sets forth each exercise of options during the last financial year by the Named Executive Officers.

Aggregated Option/SAR Exercises during the Year Ended December 31, 2002 and Financial Year-End Option/SAR Values

					Value of Unexercised
			Unexercised		In-the-Money
			Options/SARs at		Options/SARs at
	Securities Acquired	Aggregate	December 31, 2002		December 31, 2002
	on Exercise	Value Realized	(#)		($)(3)
Name	(#)	($)	Exercisable/Unexercisable		Exercisable/Unexercisable

N.H. MOHAMED	NIL	NIL	262,500/87,500	(1)	NIL/NIL
			100,000/400,000	(2)	NIL/NIL
R.W. BRUCE	NIL	NIL	25,000/75,000	(1)	NIL/NIL
D.C. COTTON	NIL	NIL	50,000/50,000	(2)	NIL/NIL
F. FOX	NIL	NIL	78,000/34,700	(1)	NIL/NIL
J.S. LOVIE	NIL	NIL	25,000/75,000	(1)	NIL/NIL

NOTES:

(1)	Options for Class B Restricted Voting Shares of the Corporation were issued to Messrs. Mohamed, Bruce, Fox and Lovie from 1994 to 2001 at prices ranging from $15.61 to $51.51 per share.

(2)	Options for Class B Non-Voting Shares of RCI were issued to Mr. Mohamed in 2001 at a price of $22.80 per share, and to Mr. Cotton in 2000 at a price of $37.19 per share.

(3)	The closing price of Class B Restricted Voting Shares of the Corporation on the Toronto Stock Exchange on December 31, 2002 was $14.14. The closing price of Class B Non-Voting Shares of RCI on the Toronto Stock Exchange on December 31, 2002 was $14.66.

Pension Benefits

     The Named Executive Officers are members of a defined benefit plan which credits annual pension, payable at age 65, of 2% of career average earnings, except that earnings for years before 1997 are replaced by 1997 earnings. The pension benefits, for all officers other than Messrs. Mohamed and Fox, are limited to maximum amounts of $1,722.22 per annum multiplied by years of credited service.

     Mr. Mohamed has a supplemental retirement plan which provides for a pension based on 2% of his average salary and bonus during the 36 consecutive months in which his earnings are highest. Mr. Mohamed’s plan provides that the Rogers Pension Plan will be supplemented to match the terms and conditions of his previous employer’s pension plans.

     Mr. Fox has a supplemental retirement plan which is based on 2% of his final five-year average base salary.

     The pensions are payable monthly for the lifetime of the Named Executive Officers and a minimum of 60 monthly payments are guaranteed.

     The individuals covered by these arrangements, their expected years of service to normal retirement date, and the estimated annual pension at retirement (based on the levels of remuneration as at December 31, 2002), including the benefits under the supplemental retirement plans described above, are:

	Projected	Estimated
Named Executive Officer	Service	Benefit

N.H. Mohamed	21 years	$372,600
R.W. Bruce	19 years	$32,700
D. C. Cotton	N/A	N/A
F. Fox	11 years	$75,600
J.S. Lovie	16 years	$27,600

Employment Contracts

     The employment contract for each of the Named Executive Officers includes the compensation and pension arrangements noted above. Mr. Mohamed’s contract provides that if his employment is terminated by the Corporation, other than for cause, he will be entitled to a lump sum equal to 24 months base salary and bonus and continued participation in RCI’s pension and benefits programs (except short term and long term disability coverage). Stock options of the Corporation and of RCI which, in accordance with their terms, would have become exercisable by Mr. Mohamed during the 24 months following termination of employment shall immediately become exercisable and, together with those stock options which have already become exercisable in accordance with their terms, shall remain exercisable for a period of 10 years from the date of grant. If there is a change of control of the Corporation or of RCI, Mr. Mohamed may elect to resign and would be entitled to the same compensation, pension and benefits as if his employment had been terminated by the Corporation.

     Mr. Bruce’s contract provides that if his employment is terminated by the Corporation, other than for cause, he will be paid a lump sum equal to his base salary and bonus for 24 months. He will also be entitled to exercise certain stock options of the Corporation during the 24 month period following termination of employment.

     Mr. Cotton’s contract provided that in the event of termination of employment, other than for cause, his salary, bonus and benefits would continue for a period of 12 months. Mr. Cotton resigned as of the end of December, 2002.

     If Mr. Fox’s employment is terminated by the Corporation, other than for cause, he is entitled to salary and benefits for a period equal to the lesser of 24 months or the number of months remaining to his 65th birthday.

     Mr. Lovie’s contract provides that upon termination of employment by the Corporation, other than for cause, his salary would continue for up to 12 months.

COMPOSITION OF THE COMPENSATION COMMITTEE

     During the year ended December 31, 2002, the Compensation Committee of the Corporation consisted of Richard D. Roberts (Chairman), H. Garfield Emerson, Q.C., George A. Fierheller, Albert Gnat, Q.C., Thomas I. Hull and Jordan M. Roderick. Mr. Emerson is Deputy Chairman of the Corporation and Chairman of RCI.

REPORT ON EXECUTIVE COMPENSATION BY
THE COMPENSATION COMMITTEE

     The Corporation’s executive compensation programme is administered by the Compensation Committee, comprised of six members of the Board of Directors, none of whom are members of the Corporation’s management. The Compensation Committee reviews and recommends to the Board of Directors for approval the Corporation’s executive compensation policies and the compensation paid to the Chief Executive Officer and other officers of the Corporation and its subsidiaries. The Compensation Committee also reviews the design and competitiveness of the Corporation’s compensation and benefit programmes generally. The Compensation Committee met three times in 2002.

Compensation Philosophy

     The Corporation’s executive compensation programme is designed to provide incentives for the enhancement of shareholder value, the successful implementation of the Corporation’s business plans and improvement in corporate and personal performance. The programme is based on a pay-for-performance philosophy and consists of several components: base salary, annual incentive (bonus) paid in cash, long-term equity based incentive and other employee benefits including the provision, in the past, of loans to employees.

     Its overall objectives are:

     (1)  to attract and retain qualified executives critical to the success of the Corporation,

     (2)  to provide fair and competitive compensation,

     (3)  to integrate compensation with the Corporation’s business plans,

     (4)  to align the interests of management with those of shareholders, and

     (5)  to reward both business and individual performance.

     The Compensation Committee annually reviews with the Chief Executive Officer the compensation packages and the performances of all senior executives of the Corporation and its principal business units. The Compensation

Committee recommends to the Board for approval the salary levels, bonus potential and entitlement and participation in equity based long-term incentives of all senior executives.

Base Salary

     An executive’s base salary is determined by an assessment of his/her sustained performance and consideration of competitive compensation levels for the markets in which the Corporation operates.

Annual Incentives

     The Corporation’s executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to the Corporation’s achievement of targeted operating income levels and specific individual and corporate objectives identified at the beginning of the fiscal year. This establishes a direct link between executive compensation and the Corporation’s operating performance. Specific additional bonus opportunities for exceptional individual or business unit success are also provided and are set by the Compensation Committee at the beginning of the fiscal year. Targeted operating income levels for the overall Corporation and each operating division for each fiscal year are based on the budgeted operating income, approved by the Board at the beginning of that financial year.

     An individual executive’s annual incentive opportunity is established at the beginning of a financial year. Actual bonuses are determined principally by applying a formula based on Corporation or division performance to each individual’s bonus opportunity. Applying this formula results in payments at the targeted opportunity level when budgeted operating income is achieved, payments below the targeted level when operating income is below budget and payments above the targeted level when operating income is over budget.

     Special bonuses may be paid in furtherance of retention arrangements for key employees.

Long-Term Incentives

     The Corporation provides a stock option plan to key employees and officers. In prior years, the Corporation, in conjunction with RCI, has provided a management share purchase plan to permit senior executives to acquire preferred shares convertible into Class B Non-Voting Shares of RCI. Certain officers participated in the RCI Stock Option Plan.

     An important objective of these plans is to encourage executives to acquire a meaningful direct or indirect ownership interest in the Corporation over a period of time and as a result focus executives’ attention on the long-term interests of the Corporation and its shareholders.

     The share purchases under the share purchase plan are financed by the provision of non-interest bearing loans repayable in required annual installments by the executive over ten years. The shares held under the Plan are released to the executive only at such time and in such proportions as the executive repays the loan. Should the executive leave the Corporation prior to the end of the ten year period, a proportional number of the shares are redeemed and cancelled. All stock options granted under the stock option plans are awarded at exercise prices equal to the market price of the shares under option at the date the option was awarded.

     In addition, the Corporation has in the past provided loans to key employees.

Chief Executive Officer’s Compensation

     Mr. Mohamed’s compensation arrangements were substantially settled prior to his commencement of employment with the Corporation. The terms of the arrangements were established having regard to the prevailing competitive market situation. The terms of Mr. Mohamed’s salary and target bonus were increased on his promotion to the position of Chief Executive Officer.

     Mr. Mohamed’s annual incentive was based on the Corporation’s performance against its budgeted operating income level and specific individual and corporate objectives identified at the beginning of the fiscal year.

Submitted on behalf of the Compensation Committee

RICHARD D. ROBERTS, Chairman
H. GARFIELD EMERSON, Q.C.
GEORGE A. FIERHELLER
ALBERT GNAT, Q.C.
THOMAS I. HULL
JORDAN M. RODERICK

PERFORMANCE GRAPH

     The following graph compares the cumulative shareholder return of the Class B Restricted Voting Shares of the Corporation (“RCM.B”) with the cumulative return of the S&P/TSX Composite Total Return Index for the five year period from December 31, 1997 to December 31, 2002 (assuming an initial investment of $100). The S&P/TSX Composite Total Return Index reflects the cumulative return of the S&P/TSX Composite Index, including dividend reinvestment. Values are as at December 31 of the specified year.

Comparison of 5-Year Cumulative Total Return

[LINE GRAPH]

	Dec. 1997	Dec. 1998	Dec. 1999	Dec. 2000	Dec. 2001	Dec. 2002

RCM.B	$100.00	$141.22	$401.91	$201.15	$173.28	$106.34

S&P/TSX Composite Total Return Index	$100.00	$98.42	$129.63	$139.23	$121.73	$106.59

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     All indebtedness described below was incurred prior to July 30, 2002, the date the United States Sarbanes-Oxley Act of 2002 came into effect. In compliance with that legislation, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

     As of April 1, 2003, the aggregate indebtedness to the Corporation of all present or former directors, officers and employees in connection with the purchase of securities totalled approximately $1,420,000.

     The following table sets forth the particulars of the loans made by or outstanding to the Corporation during the year ended December 31, 2002 to present or former directors, executive officers or senior officers of the Corporation, proposed nominees for election as directors and associates of such persons in connection with the purchase of securities of RCI.

Table of Indebtedness of Directors, Executive Officers
and Senior Officers Under Securities Purchase Programs

		Largest Amount		Financially
		Outstanding		Assisted Securities
		During the	Amount	Purchases During
		Financial Year	Outstanding	the Financial
	Involvement of	Ended	as at	Year Ended
	Corporation or	December 31, 2002	April 1, 2003	December 31, 2002	Security for
Name and Principal Position	Subsidiary	($)	($)	(#)	Indebtedness

R.F. BERNER	Loan from	72,580	28,112	NIL	RCI Convertible
Senior Vice President and	Corporation				Preferred Shares
Chief Technology Officer	(1)

NOTE:

(1)	The above loan is non-interest bearing. The loan is repayable over ten years with mandatory repayments of 5% on the first to sixth anniversaries of the loan, 10% on the seventh and eighth anniversaries, 15% on the ninth anniversary and 35% on the tenth anniversary. At any time the borrower may prepay an amount equal to 10% of the principal amount for each complete year the loan has been outstanding less any mandatory repayments.

     As of April 1, 2003 the aggregate indebtedness to the Corporation of all present or former officers, directors and employees that was not entered into in connection with the purchase of securities was approximately $2,529,000.

     The following table sets forth the particulars of loans made by or outstanding to the Corporation that were not provided in connection with a purchase of securities, during the year ended December 31, 2002, to present or former directors, executive officers or senior officers of the Corporation, proposed nominees for election as directors and associates of such persons.

Table of Indebtedness of Directors, Executive Officers and Senior Officers
Other Than Under Securities Purchase Programs

Largest Amount
		Outstanding During the	Amount Outstanding
		Financial Year Ended	as at
	Involvement of	December 31, 2002	April 1, 2003
Name and Principal Position	Corporation or Subsidiary	($)	($)

R.W. BRUCE	Loan from Corporation(1)	500,000	250,000
Executive Vice President, Chief Marketing Officer and President, Wireless Data Services

NOTE:

(1)	Mr. Bruce’s loan is non-interest bearing, secured by a pledge of the assets in an investment account, was advanced on March 11, 2002, is forgivable as to $250,000 on September 1, 2002 and as to $125,000 for subsequent anniversary dates and is due September 1, 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors of the Corporation continually evaluates and improves its corporate governance practices (“Corporate Governance Practices”) and endorses the principle that such practices are fundamental to the proper functioning of the Corporation and the enhancement of the interests of its shareholders. In 2002, as in previous years, the Corporation’s Corporate Governance Practices substantially conformed with applicable corporate governance guidelines and standards. In the past year, significant regulatory changes affecting Corporate Governance Practices of Canadian public corporations were initiated in Canada and the United States. Some of these pending changes arose from the enactment of the Sarbanes-Oxley Act of 2002 in the United States which applies to foreign private issuers, such as the Corporation. Other pending rules, guidelines and listing standards affecting the Corporation are proposed by The Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) on which the Corporation’s shares are traded. There is also legislation enacted in Ontario that empowers the Ontario Securities Commission (“OSC”) to pass rules affecting certain Corporate Governance Practices of reporting issuers. The Board closely follows these and other corporate governance developments and is committed to assessing and refining its Corporate Governance Practices in light of ongoing polices and practices. The Corporation’s Corporate Governance Practices, summarized below, reflect the corporate governance guidelines currently adopted by the TSX (“TSX Guidelines”). It may be necessary for the Board to amend the Corporate Governance Practices in the near future to comply with the anticipated changes to the rules, guidelines and listing standards pertaining to corporate governance promulgated by the TSX, OSC, NYSE and the U.S. Securities and Exchange Commission. This statement of Corporate Governance Practices was prepared by the Nominating and Corporate Governance Committee of the Board and approved by the Board.

     In this statement, the term “unrelated director” has the meaning given to it in TSX Guideline No. 2 — a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationship arising from shareholding. The term “related director” means a director who is not an unrelated director.

Mandate of the Board

     The Board has explicitly assumed responsibility for the stewardship of the Corporation, including the matters specifically referred to in the TSX Guidelines(1), and discharges its responsibilities either directly or through its committees. In addition to fulfilling its statutory requirements, the Board oversees and reviews, and, where appropriate, formally approves: (i) the strategic and operating plans and capital and operating budgets of the Corporation(2); (ii) the principal risks and the adequacy of systems and procedures to manage these risks(3); (iii) management development, succession planning and compensation and major benefit policies(4); (iv) acquisitions, strategic investments and alliances and business development initiatives; (v) the Corporation’s communications policies to shareholders and investors(5); (vi) the Corporation’s Corporate Governance Practices(6); and (vii) the integrity of the Corporation’s internal control and management information systems.(7)

     There were six regularly scheduled Board meetings held during 2002. Seven regular meetings of the Board are currently scheduled for 2003. The frequency of Board meetings as well as the nature of agenda items may change depending on developments in the Corporation’s affairs.

Composition of the Board

     The Board is composed of 16 members, of whom one is a member of the Corporation’s management and 2 are members of management of RCI, the controlling or “significant shareholder” of the Corporation. The Board has

1 TSX Guideline No. 1
2 TSX Guideline No. 1(a)

3 TSX Guideline No. 1(b)

4 TSX Guideline No. 1(c) and No. 8

5 TSX Guideline No. 1(d)

6 TSX Guideline No. 5 and No. 10

7 TSX Guideline No. 1(e)

determined that 11 of the 16 directors are unrelated directors and the remainder are related directors. The 5 related directors are Nadir H. Mohamed, who is the President and Chief Executive Officer of the Corporation, Edward S. Rogers, who is a member of management of RCI, Edward Rogers, who is a member of management of Rogers Cable Inc., an affiliate of the Corporation, Albert Gnat and Thomas I. Hull, who are related directors of RCI. The Board is, accordingly, constituted with a majority of individuals who qualify as unrelated directors.(8)

     The unrelated directors of the Corporation are Messrs. Chakrin, Emerson, Fierheller, Finnegan, Grant, Morrissette, Peterson, Roderick, Ricketts, Roberts, and Sievert.

     In deciding whether a particular director is a related director or an unrelated director, the Board examined the factual circumstances of each director’s relationship to management and the Corporation and considered them in the context of many factors. While certain of the directors of the Corporation that the Board has affirmatively determined to be “unrelated” or independent may be officers or partners in corporations or firms that provide consulting, legal or other services to the Corporation, the amount or dollar value of such services has been determined by the Board not to be material and such directors are therefore unrelated.

     In considering the circumstances of the direct or indirect relationship of each director to the Corporation, the application of the definition of “unrelated director” and whether a direct or indirect relationship that a director may have with the Corporation is material, as referred to above, the Board took into account Director Material Relationship Standards (“Materiality Standards”) adopted by the Board in April 2003 to assist it in making such determinations. Any payments made in connection with direct or indirect transactions between the Corporation and a director in circumstances covered by the Materiality Standards must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. Under the Materiality Standards, the following relationships will not be considered to be material in respect of any director:

(a)	The director has, within the preceding 5 fiscal years of the Corporation, been a provider of consulting, professional, advisory or other services to the Corporation or its subsidiaries and the total billings of the director in respect of those services in each of such years amounted to less than 2 percent of the total billings of the director to all clients in such fiscal year or $50,000 (excluding remuneration for services as a director), whichever is greater.

(b)	The director is a director, executive officer or partner of, or a direct or indirect owner of more than a 10 percent equity interest in, an entity that has a business, commercial, consulting, professional or service relationship, with the Corporation or its subsidiaries and, pursuant to that relationship, the aggregate annual sales or billings from that entity to the Corporation and its subsidiaries, or from the Corporation and its subsidiaries to that entity, amounted to less than 2 percent of the recipient’s (i.e. the Corporation’s or the entity’s) consolidated gross revenues in its most recently completed fiscal year.

(c)	The director is a director, officer or trustee of a charitable or non-profit entity to which the Corporation and its subsidiaries made payments in the entity’s most recently completed fiscal year that aggregated less than 2 percent of that entity’s total annual receipts in that year.

     If a director has any other relationship with the Corporation or its subsidiaries and affiliates other than those set forth above, or has a relationship that exceeds the Materiality Standards set forth above, the Board will make a determination whether that director is unrelated based on a consideration of all relevant facts and circumstances.

Controlling Shareholder and Representation of Interests of Shareholders in Board Composition

     The Corporation is controlled by RCI, a public corporation, which, directly or indirectly, owns Class A Multiple Voting Shares and Class B Restricted Voting Shares representing approximately 67.4% of the votes attached to all voting shares of the Corporation and approximately 55.8% of the issued equity shares of the Corporation. RCI has the right to exercise a majority of the votes for the election of the 13 directors of the Corporation to be elected by the holders of the Class A Multiple Voting Shares, voting separately as a class, and is the “significant shareholder” of the Corporation.(8) RCI is controlled by Edward S. Rogers, the President and Chief Executive Officer of RCI and a director and the Chairman of the Board of the Corporation. As the “significant shareholder” of RCI, Mr. Rogers beneficially owns and exercises control and direction over, directly or indirectly, an aggregate of approximately 90.9% percent of

8 TSX Guideline No. 2

the issued Class A Voting Shares, being the only class of voting shares of RCI and approximately 31.9% of the total issued Class A Voting Shares and Class B Non-Voting Shares of RCI. Edward Rogers, a director of the Corporation and a director of RCI and a member of management of Rogers Cable Inc., an affiliate of the Corporation, is the son of Mr. Rogers.

     The Board believes that 8 of the 11 unrelated directors do not have any interests in or relationships with either the Corporation or RCI, the significant shareholder or any of its subsidiaries.(9) The 2 unrelated directors who have relationships with the significant shareholder are H. Garfield Emerson and The Honourable David R. Peterson, each of whom is also an outside and unrelated director of RCI. As described above, Pierre L. Morrissette is the controlling shareholder of Pelmorex Inc., which has a commercial relationship with a Rogers Cable Inc., an affiliate of the Corporation.

     Three of the unrelated directors (Pierre L. Morrissette, John F. Ricketts and Richard D. Roberts) were elected by holders of the Class B Restricted Voting Shares, voting separately as a class.

     An additional 4 of the unrelated directors (Lewis M. Chakrin, Timothy Finnegan, Jordan M. Roderick and G. Michael Sievert, all of whom are executive officers of AWS, were elected by holders of the Class A Multiple Voting Shares, voting separately as a class, as nominees of JVII General Partnership pursuant to the terms of a Shareholders Agreement entered into among RCI, JVII General Partnership and the Corporation. AWS is the sole beneficial owner of JVII General Partnership, which owns Class A Multiple Voting Shares and Class B Restricted Voting Shares representing approximately 31.1% of the votes attached to all voting shares of the Corporation and approximately 34.3% of the total issued equity shares of the Corporation. See, “Shares Entitled to be Voted at the Meeting” and “Election of Directors” in this Information Circular.

     The Board considers that the current composition of the Board is appropriate in light of the structure and ownership of the Corporation’s share capital. The 8 directors who are not related to either the Corporation or RCI, the controlling and significant shareholder, ensure that the views of shareholders other than the significant shareholder are brought to the Board. The Board also believes that the composition of the Board, that includes a majority of outside and unrelated directors who are not part of the management of the Corporation or its affiliates, including RCI, and the other Corporate Governance Practices that the directors have adopted also serve this purpose.(10)

     The Board does not consider that it is appropriate to change the size of the Board at this time.(11) The Board believes that all of the directors on the Board carry out their duties objectively with a view to the best interests of the Corporation as a whole and make a valuable contribution to the Board and the Corporation for the benefit of all the shareholders, including shareholders other than the significant shareholder.

Controlling Shareholder and Management

     Mr. Nadir H. Mohamed is the President and Chief Executive Officer of the Corporation and serves as a director. Mr. Edward S. Rogers, the President and Chief Executive Officer and controlling shareholder of RCI, the significant shareholder of the Corporation, is the Chairman of the Board of the Corporation. Mr. Rogers is also Chairman of the Finance Committee and of the Executive Committee and a member of the Nominating and Corporate Governance Committee of the Board and the Technology Committee.

     H. Garfield Emerson is the Deputy Chairman of the Board and chairs the meetings of the Board. The Deputy Chairman is an unrelated director of the Corporation and of RCI, of which he is also the non-executive Chairman of the Board, and is not part of management of the Corporation or of RCI. The Deputy Chairman, among other things, oversees the stewardship by the Board of its responsibilities, including the preparation of the agenda for each Board meeting and an extensive information package that is sent to each director in advance of the meeting.(12)

9 TSX Guideline No. 2 and No. 3

10 TSX Guideline No. 3

11 TSX Guideline No. 7

12 TSX Guideline No. 12

Board Committees

     The Board has six committees: The Audit Committee, the Compensation Committee, the Executive Committee, the Finance Committee, the Nominating and Corporate Governance Committee and the Technology Committee. In addition to these committees, from time to time special purpose committees of the Board may be appointed to deal with specific matters. In the past, special committees of the Board composed entirely of outside directors who are not related to the Corporation, to the significant shareholder of the Corporation or to Mr. Edward S. Rogers, or their respective affiliates and associates, have been appointed to consider and, if thought fit, to approve, or recommend to the Board for approval, material transactions, and transactions out of the ordinary course of business, between the Corporation and affiliates of the Corporation.(13)

Audit Committee

     The Audit Committee is composed of only outside and unrelated directors and does not include any member of management.(14) The Audit Committee’s responsibilities include:

•	reviewing the Corporation’s financial reporting processes and procedures, both internal and external;

•	reviewing critical accounting policies and practices;

•	reviewing the impact of recent accounting pronouncements;

•	reviewing any change in the Corporation’s selection or application of accounting principles;

•	reviewing the role of the internal auditor, the internal audit plan and reports of the internal auditor;

•	ensuring that the internal auditor has direct access to the Audit Committee;

•	reviewing the adequacy of the Corporation’s internal controls and information systems;

•	reviewing the external audit plan and the scope of review of audit services;

•	reviewing the independence and the terms of engagement and fees of the external auditors;

•	reviewing the performance of the Corporation’s external auditors and reports of the external auditors;

•	pre-approving all audit and non-audit services to be provided by the external auditors;

•	reviewing and approving the Corporation’s interim unaudited consolidated financial statements and interim Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) prior to their release and filing;

•	reviewing the annual audited consolidated financial statements and annual MD&A prior to their submission for approval to the Board;

•	discussing earnings press releases and financial information and any earnings guidance provided to the investment community prior to public disclosure;

•	reviewing any material contingent liabilities, litigation, off-balance sheet transactions and potential tax issues;

•	reviewing any material transactions with related parties; and

•	discussing guidelines and procedures to govern the process by which risk assessment and risk management are handled by the Corporation.

     The Audit Committee meets periodically with the Chief Financial Officer, the internal auditor, the external auditors and the General Counsel of the Corporation in private sessions. The external auditors report directly to the Audit Committee. The Audit Committee has the authority to engage and establish, at the expense of the Corporation, outside advisors including experts in particular areas of accounting, legal counsel and other experts of consultants as it determines necessary to carry out its duties. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and has direct access to the external auditors as well as anyone in the Corporation. The Audit Committee has in preparation a revised charter for presentation to the Board to ensure its mandate, role, responsibilities and procedures reflect and are current with changing Corporate Governance Practices and requirements as they are finalized.

13 TSX Guideline No. 9 and No. 13

14 TSX Guideline No. 13

     The Audit Committee met six times in 2002. Mr. Morrissette is the Chairman of the Audit Committee. Its members in 2002 were Messrs. Morrissette, Emerson, Fierheller, Meenan (until he resigned as a director in 2002), Chakrin, Peterson and Ricketts.

Compensation Committee

     The Compensation Committee is composed only of outside directors, a majority of whom are unrelated directors.(15) The Compensation Committee approves, amongst other matters, the compensation of senior executives and other executives above specified remuneration levels and reviews and recommends to the Board for approval the Corporation’s executive compensation policies. The Compensation Committee also reviews the design and competitiveness of the Corporation’s compensation and benefit programmes generally and the Corporation’s management development and succession plans for its senior executives. The Compensation Committee met three times in 2002. Its members in 2002 were Messrs. Emerson, Fierheller, Gnat, Hull, Roberts and Roderick. Mr. Roberts is the Chairman of the Compensation Committee.

Executive Committee

     The Executive Committee is composed of a majority of related directors and includes a member of management of the Corporation and a member of management of an affiliate of the Corporation(16). The Executive Committee has delegated to it all of the powers that may be delegated to an Executive Committee under the Corporation’s incorporating statute, being the Canada Business Corporations Act. The Executive Committee did not meet in 2002. Its members in 2002 were Messrs. Chakrin, Emerson, Mohamed, Hull, Roderick, Edward S. Rogers, and Edward Rogers. Edward S. Rogers is the Chairman of the Executive Committee.

Nominating and Corporate Governance Committee

     The Nominating and Corporate Governance Committee is composed of a majority of unrelated directors.(17) It is responsible for developing the Corporation’s approach to corporate governance issues. The Nominating and Corporate Governance Committee makes recommendations to the Board with respect to developments in the area of corporate governance and the Corporate Governance Practices of the Board including the methods and processes by which the Board fulfils its duties. Such corporate governance issues include:

•	developing, recommending to the Board and reviewing from time to time the Corporate Governance Practices and the Business Conduct Guidelines of the Corporation(18);

•	monitoring compliance with the Business Conduct Guidelines;

•	recommending the number and content of meetings and the annual schedule of issues for the consideration of the Board and its committees;

•	reviewing the size and composition of the Board and its committees and the board of directors and the committees of the Corporation’s affiliates(19);

•	establishing selection criteria for members of the Board and identifying prospective new members of the Board(20);

•	reporting to the Board with respect to the adequacy and form of the compensation of directors(21);

•	recommending appropriate candidates for nomination for election to the Board and to the boards of directors of the Corporation’s affiliates(22);

15 TSX Guideline No. 9 and No. 11

16 TSX Guideline No. 9

17 TSX Guideline No. 4 and No. 9

18 TSX Guideline No. 10

19 TSX Guideline No. 7

20 TSX Guideline No. 4

21 TSX Guideline No. 8

22 TSX Guideline No. 4

•	providing an orientation program for new directors(23);

•	evaluating, on an annual basis, the performance of the Board as a whole, its committees and the contribution of each individual director(24);

•	reviewing the mandates of the committees of the Board; and

•	monitoring the policies of the Corporation regarding senior officers accepting directorships with non-affiliated corporations, minimum common share ownership for non-management directors, insider trading and disclosure and restricted use of confidential material information.

     The Nominating and Corporate Governance Committee also oversees a system that enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances.(25) Its members in 2002 were Messrs. Emerson, Finnegan, Hull, Meenan (until he resigned as a director in 2002), Ricketts, Sievert and Edward S. Rogers. Mr. Emerson is the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee met once in 2002.

Technology Committee

     The Board approved the Corporation’s participation in the membership of the intercompany Technology Committee composed of directors from each of the Corporation, RCI, Rogers Cable Inc. and Rogers Media Inc. The major responsibilities of the Technology Committee include reviewing and reporting to the Board and the boards of the other corporate participants on the major issues and processes regarding:

•	the acquisition of technology assets, including equipment and software applications (both engineering and information technology);

•	evolving developments in technology affecting the Corporation’s businesses;

•	developing management presentations to the Board on technology issues;

•	assisting the Board in the evaluation of the efficacy and implications of technology issues of major proposed strategic alliances and investments, licensing agreements and joint ventures; and

•	reviewing corporate strategy on technology issues.

     To assist the Technology Committee in performing its mandate, the Technology Committee may consult with and engage outside experts and professional advisors.

     The Technology Committee held three meetings and tutorial sessions in 2002 for all directors of the Corporation and its principal affiliated corporations at which presentations were made on various technology issues affecting the Corporation. Members of the Technology Committee in 2002 from the Board were Messrs. Emerson, Grant, Roderick, Edward S. Rogers, and Edward Rogers. The other members of the Technology Committee were James Fleck (representing Rogers Media Inc.), Robert Korthals, William Schleyer (representing RCI) and John MacDonald (representing Rogers Cable Inc.). Mr. Grant is the Chairman of the Technology Committee.

Finance Committee

     In 2002, the Board established a Finance Committee, to be composed of not less than three directors. The Finance Committee is composed of an equal number of related and unrelated directors(26), the members of which are Messrs. Chakrin, Emerson, Hull, Roderick, Edward S. Rogers, and Edward Rogers. Edward S. Rogers, the Chairman of the Board and the President and Chief Executive Officer of RCI, is the Chairman of the Finance Committee. The committee met twice in 2002.

     Without derogating from the rights and duties of the Board, it is the responsibility of the Finance Committee to review and report to the Board or any other committee of the Board on the following matters prior to their submission

23 TSX Guideline No. 6

24 TSX Guideline No. 5

25 TSX Guideline No. 14

26 TSX Guideline No. 9

to the Board or to any other committee of the Board or the filing of any document required to implement any such matter with any governmental or regulatory authority, including:

•	financings, including the issue of shares;

•	non-budgeted transactions outside the ordinary course of business involving more than $30 million;

•	alliance, branding, license, partnership and joint venture arrangements involving more than $30 million; and

•	the grant or assumption of any right of first negotiation, first offer or first refusal or the grant or assumption or issuance of any non-competition covenant or exclusivity undertaking, in each case which involves property, assets or revenues in excess of $30 million in the aggregate.

     The Finance Committee is also responsible to review candidates for appointment as the Chief Financial Officer and Chair of the Audit Committee of the Corporation.

Decisions Requiring Board Approval

     In addition to those matters which must be approved by the Board, under its Corporate Governance Practices and by law, management is also required to seek Board approval for any unbudgeted expenditure in excess of $5 million that has not been previously approved by the Board as part of the Corporation’s operating plans and capital and operating budgets. Management is also required to obtain Board approval before entering into any major strategic initiative or any venture which is outside the Corporation’s existing businesses.(27)

Board Performance

     As noted earlier, the Nominating and Corporate Governance Committee has the mandate to recommend to the Board nominees for election as Board directors and for evaluating the performance of the Board as a whole, its committees and the contributions of each director.

     It is the responsibility of the Vice-Chairman of the Board, who is an unrelated director and not part of management, to ensure the effective operation of the Board in fulfilling its mandate including its duties and objectives.

Shareholder Feedback

     RCI maintains an Investor Relations department and this department provides investor relations services to the Corporation that the Board believes are important and highly effective. Every shareholder inquiry receives a prompt response from the Investor Relations department or an appropriate officer of the Corporation.

Board’s Expectations of Management

     The quality and completeness of information which management provides to the Board is critical to the proper functioning of the Board. Directors must have confidence in the data gathering, analysis and reporting functions of management. The Vice Chairman of the Board and the Nominating and Corporate Governance Committee of the Board monitor the nature of the information requested of and provided to the Board by management so that it is able to determine if the Board can be more effective in identifying problems and opportunities for the Corporation.

     The Chief Executive Officer has provided a detailed job description for the office of the Chief Executive which specifically outlines his responsibilities. This job description has been approved by the Compensation Committee. The Chief Executive Officer’s written objectives for the current year have been reviewed and approved by the Compensation Committee.(28)

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     During the fiscal year ended December 31, 2002, other than as disclosed in this Information Circular, in the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 and the notes thereto and Management’s Discussion and Analysis of the Corporation’s financial condition and results of operation for the year ended December 31, 2002, the Corporation is not aware of any material interest of any insider of the Corporation, or any proposed nominee for election as a director of the Corporation, or any associate or

27 TSX Guideline No. 11

28 TSX Guideline No. 11

affiliate of such insider or proposed nominee, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

     Other than as disclosed in this Information Circular, in the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 and the notes thereto and Management’s Discussion and Analysis of the Corporation’s financial condition and results of operation for the year ended December 31, 2002, there are no agreements or arrangements where management functions of the Corporation or any subsidiary were, to any substantial degree, performed by a person or company other than the directors or senior officers of the Corporation or subsidiary.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

     The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in next year’s management proxy circular relating to an annual meeting of shareholders. The Corporation may omit a shareholder proposal from next year’s management proxy circular under applicable if the proposal is not received by the Corporation by January 26, 2004.

GENERAL

     Copies of the Corporation’s current Annual Information Form (together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference), the comparative financial statements of the Corporation for the year ended December 31, 2002 together with the report of the auditors thereon, Management’s Discussion and Analysis of the Corporation’s financial condition and results of operation for the year ended December 31, 2002, any interim financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year and this Information Circular are available to anyone, upon request, from Mr. Bruce Mann, Vice President, Investor Relations, Rogers Communications Inc., 333 Bloor Street East, Toronto, Ontario, M4W 1G9 (Telephone: (416) 935-3532) and without charge to security holders of the Corporation.

     Information contained herein is given as of April 1, 2003, unless otherwise noted. The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

     DATED this 25th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

DAVID P. MILLER, Secretary